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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                           For the month of March 2007

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X     Form 40-F
               -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No   X
         -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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     This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: March 1, 2007                     By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance
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                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

     THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK DISMISSED THE COMPLAINT OF THE SELLERS OF THE FORMER BANCO DE COLOMBIA
                  AGAINST BANCOLOMBIA AND SOME OF ITS OFFICERS

MEDELLIN, COLOMBIA, MARCH 1, 2007

In a ruling dated February 28, 2007, Judge Jed S. Rakoff of the United States Court for the Southern District of New York (the "Court") dismissed the complaint of the sellers of the former Banco de Colombia against Bancolombia S.A. ("Bancolombia"), its President Joge Londono Saldarriaga, and some of the officers that were members of the Board of Directors of Bancolombia at the time of the acquisition and merger.

The lawsuit, which had been initiated on March 24, 1999, was suspended by the Court on September 28, 1999, while was pending the resolution of the case before an arbitral tribunal in Colombia, according to the parties' agreement under the Promise of Sale Agreement, dated August 24, 1997.

The Court based its ruling on the principle of res judicata. The Court considered that the award of the Colombian arbitral tribunal, dated May 16, 2006, decided on the same claims filed before the Court in New York and, therefore, put an end to the proceedings in New York.

The Court considered that the arbitral tribunal had decided on the merits of all the claims, and rejected the liability of Bancolombia and its managers.

The Court noted that the arbitral tribunal rejected the main three allegations of the plaintiffs. The arbitral tribunal found that (i) Bancolombia had not manipulated the price of ADRs on the New York Stock Exchange; (ii) the failure to raise U.S. $150 million was neither a breach of an express contractual obligation nor unlawful, fraudulent or willful misconduct; and (iii) neither Bancolombia nor its managers did engage in transactions or conduct in violation of Colombian law and sound banking practices. However, the arbitral tribunal found that Bancolombia had breached certain secondary duties of conduct.

It is important to note that the arbitral tribunal that reached the aforementioned conclusions reviewed all the evidence that is part of the criminal investigation against some Bancolombia's officers, including the evidence recently referred to in the decision of the Constitutional Court.

We stress the importance of the decision of the New York Court, which agreed with Bancolombia's arguments based on the principle of res judicata as an indispensable guaranty of the rule of law.

Contacts
Sergio Restrepo       Jaime A. Valasquez    Mauricio Botero
Executive VP          Financial VP          IR Manager
Tel.: (574) 5108668   Tel.: (574) 5108666   Tel.: (574) 5108866